UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Mary A. Francis

Corporate Secretary and Chief Governance Officer

Chevron Corporation

6001 Bollinger Canyon Road, San Ramon, CA 94583

(925) 842-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Chevron Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 90,227,028 Common Units
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 90,227,028 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,227,028 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on the number of Common Units (90,227,028) issued and outstanding as of May 11, 2021.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 56,447,616 Common Units
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 56,447,616 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on the number of Common Units (90,227,028) issued and outstanding as of May 11, 2021.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 56,447,616 Common Units
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 56,447,616 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on the number of Common Units (90,227,028) issued and outstanding as of May 11, 2021.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Cadmium Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 33,779,412 Common Units
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 33,779,412 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,779,412 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on the number of Common Units (90,227,028) issued and outstanding as of May 11, 2021.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 5, 2020, the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on February 5, 2021 and the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on March 5, 2021 (as amended to date, the “Schedule 13D”). This Amendment No. 3 is being filed by the Reporting Persons pursuant to the Joint Filing Statement. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) The reporting persons are (i) Chevron Corporation, a Delaware corporation (“Chevron”), (ii) Noble Energy, Inc., a Delaware corporation, (iii) NBL Midstream, LLC, a Delaware limited liability company (“NBL Midstream”) and (iv) Cadmium Holdings Inc., a Delaware corporation (“Holdings” and, together with Chevron, Noble and NBL Midstream, the “Reporting Persons”).

NBL Midstream is a wholly-owned subsidiary of Noble and owner of all the membership interests of the General Partner, which is the non-economic general partner of the Issuer. NBL Midstream holds 56,447,616 common units (“Common Units”) representing approximately 62.6% of the Issuer’s limited partner interests. Holdings is a wholly-owned subsidiary of Chevron. As a result of the Merger, Holdings holds 33,779,412 Common Units representing approximately 37.4% of the Issuer’s limited partner interests. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosure herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) (i) The business address of each of Chevron and Holdings is 6001 Bollinger Canyon Road, San Ramon, California 94583-2324. (ii) The business address of Noble is 1001 Noble Energy Way, Houston, Texas 77070. (iii) The business address of NBL Midstream is 1001 Noble Energy Way, Houston, Texas 77070.

(c) Chevron manages its investments in subsidiaries and affiliates and provides administrative, financial, management and technology support to U.S. and international subsidiaries that engage in integrated energy and chemicals operations. Upstream operations consist primarily of exploring for, developing and producing crude oil and natural gas; processing, liquefaction, transportation and regasification associated with liquefied natural gas; transporting crude oil by major international oil export pipelines; transporting, storage and marketing of natural gas; and a gas-to-liquids plant. Downstream operations consist primarily of refining crude oil into petroleum products; marketing of crude oil and refined products; transporting crude oil and refined products by pipeline, marine vessel, motor equipment and rail car; and manufacturing and marketing of commodity petrochemicals, plastics for industrial uses and fuel and lubricant additives. Noble and NBL Midstream are engaged in the energy business. Holdings was formed in connection with the Merger and its sole business is to hold Common Units.

(d) - (e) During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The total consideration paid for the Common Units in connection with the Merger was valued at approximately $515,578,567 (based on the closing price of Chevron Common Stock on May 10, 2021) and consisted of the issuance of shares of Chevron Common Stock in exchange for all of the issued and outstanding publicly held Common Units. Each issued and outstanding publicly held Common Unit was converted into the right to receive 0.1393 shares of Chevron Common Stock.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 11, 2021, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer continuing and surviving as an indirect, wholly-owned subsidiary of Chevron. Pursuant to the terms of the Merger Agreement, each publicly held Common Unit was converted into the right to receive 0.1393 shares of Chevron Common Stock.

As a result of the Merger, the Reporting Persons collectively are the beneficial owners of all of the Common Units of the Issuer.

Following the consummation of the transactions contemplated by the Merger Agreement, the Issuer’s Common Units ceased to be listed on the Nasdaq Global Select Market (“Nasdaq”), and the Issuer will request that Nasdaq file with the SEC a Form 25 notification of Removal from Listing and/or Registration to delist and deregister the Common Units under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Issuer intends to file a certification on Form 15 under the Exchange Act with the SEC requesting the deregistration of its Common Units under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 5. Interest in the Securities of the Issuer.

(a) See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of Common Units and percentages of Common Units beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

(c) Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons or the Listed Persons has effected any transactions in the Common Units.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to replace the previously filed Exhibit A with the following:

Exhibit A                 Joint Filing Statement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

May 11, 2021

CHEVRON CORPORATION

By:	/s/ Pierre R. Breber
Name: Pierre R. Breber
Title: Vice President and Chief Financial Officer

NOBLE ENERGY, INC.

By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Vice President and Secretary

NBL MIDSTREAM, LLC

By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President and Secretary

CADMIUM HOLDINGS INC.

By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Secretary

Schedule I

General Partners, Executive Officers, Managers and Directors

Executive Officers of Chevron Corporation

Michael K. Wirth

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman of the Board and Chief Executive Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

James W. Johnson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Upstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Mark A. Nelson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Downstream & Chemicals, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Joseph C. Geagea

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Executive Vice President, Technology, Projects and Services, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Colin E. Parfitt

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Pierre R. Breber

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Financial Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

R. Hewitt Pate

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and General Counsel, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Rhonda J. Morris

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President and Chief Human Resources Officer, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Directors of Chevron Corporation

Wanda M. Austin

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired President and Chief Executive Officer, The Aerospace Corporation

Citizenship: USA

Amount Beneficially Owned: None

John B. Frank

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice Chairman, Oaktree Capital Group, LLC

Citizenship: USA

Amount Beneficially Owned: None

Alice P. Gast

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: President, Imperial College London

Citizenship: USA

Amount Beneficially Owned: None

Enrique Hernandez, Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Inter-Con Security Systems, Inc.

Citizenship: USA

Amount Beneficially Owned: None

Marillyn A. Hewson

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman, President and Chief Executive Officer, Lockheed Martin Corporation

Citizenship: USA

Amount Beneficially Owned: None

Jon M. Huntsman Jr.

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice Chair Policy, Ford Motor Company

Citizenship: USA

Amount Beneficially Owned: None

Charles W. Moorman IV

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Senior advisor to Amtrak and Retired Chairman and Chief Executive Officer, Norfolk Southern Corporation

Citizenship: USA

Amount Beneficially Owned: None

Dambisa F. Moyo

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chief Executive Officer, Mildstorm LLC

Citizenship: USA

Amount Beneficially Owned: None

Debra Reed-Klages

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman, Chief Executive Officer and President, Sempra Energy

Citizenship: USA

Amount Beneficially Owned: None

Ronald D. Sugar

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Retired Chairman and Chief Executive Officer, Northrop Grumman Corporation

Citizenship: USA

Amount Beneficially Owned: None

D. James Umpleby III

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Chairman and Chief Executive Officer, Caterpillar Inc.

Citizenship: USA

Amount Beneficially Owned: None

Michael K. Wirth

(see above)

Executive Officers and Directors of Noble Energy, Inc.

Jeff B. Gustavson, Director and President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Midcontinent

Citizenship: USA

Amount Beneficially Owned: None

Alana K. Knowles, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President, Finance, Downstream & Chemicals and Midstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Uriel M. Oseguera, Director and Vice President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Vice President Finance, Upstream, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Managers and Executive Officers of NBL Midstream, LLC

Robin H. Fielder, Manager and President

Address: c/o NBL Midstream, LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: President and Chief Executive Officer, Noble Midstream GP LLC

Citizenship: USA

Amount Beneficially Owned: None

Aaron G. Carlson, Manager, Vice President and Secretary

Address: c/o Noble Midstream GP LLC, 1001 Noble Energy Way, Houston, Texas 77070

Principal Occupation: General Counsel and Secretary, Noble Midstream GP LLC

Citizenship: USA

Amount Beneficially Owned: None

Kari H. Endries, Manager

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Assistant Secretary, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Executive Officers and Directors of Cadmium Holdings Inc.

Nicholas J. Wallace, Director and President

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Director, Corporate Business Development, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Kyle M. Simson, Director and Treasurer

Address: c/o Chevron Corporation, 6001 Bollinger Canyon Road, San Ramon, California 94583-2324

Principal Occupation: Principal Corporate Negotiator, Corporate Business Development, Chevron Corporation

Citizenship: USA

Amount Beneficially Owned: None

Kari H. Endries, Director and Secretary

(see above)